

June 1, 2022

Lance Barton
Chief Financial Officer
PLBY Group, Inc.
10960 Wilshire Blvd.
Suite 2200
Los Angeles, CA 90024

   Re: PLBY Group, Inc.
     Form 10-K for the Year Ended December 31, 2021
     Filed March 16, 2022
     File No. 001-39312

Dear Mr. Barton:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Jason Cabico, Vice President, Legal